EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings (Loss) Per Common Share

For the Three Month Periods Ended December 29, 2017, and December 30, 2016

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	December 29,	December 30,
	2017	2016
Basic

Weighted Average Number of Shares Outstanding	29,903	29,547

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$(1.16)	$0.71
Discontinued Operations	(0.01)	(0.18)
Earnings (Loss) Per Share	$(1.17)	$0.53

Diluted

Weighted Average Number of Shares Outstanding	29,903	29,547
Net Shares Assumed to be Issued for Stock Options and RSUs	-	284
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,903	29,831

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$(1.16)	$0.71
Discontinued Operations	(0.01)	(0.18)
Earnings (Loss) Per Share	$(1.17)	$0.53